Lyn Shenk
Branch Chief Accountant
Division of Corporation Finance (CF/AD5)
Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549-3561

11 December 2009

Re:     Tomkins plc (“the Company”)

           Form 20-F for the year ended 3 January 2009

           File No. 001-13634

           Filed: 12 May 2009

Dear Mr. Shenk

I refer to the Staff’s follow up comment on the Company’s Annual Report on Form 20-F for the year ended 3 January 2009 as set out in your letter to me dated 30 November 2009.

Operating and financial review, page 13

1.    Refer to your response to our prior comment number 5. In clarification of our prior comment, we intended your disclosure to be responsive to the portion within the third paragraph of the answer to question 19 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", available on our website at
       http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that states “Where a company includes in its MD&A a discussion of segment profitability determined in such a manner, the company also should include in the segment discussion in the MD&A a complete discussion of the reconciling items that apply to the particular segment being discussed”. We believe presenting results of operations of each segment on a detailed basis, in comparative form, in the “operating and financial review” section accompanied by analysis of material changes indicated thereby enables investors to have a more fulsome understanding of the factors impacting the operations of each segment and how such contribute to consolidated results. Please revise the segment analysis within your operating and financial review section on this basis.

     In response to the Staff’s comment, we will present under Item 5 of future filings on Form 20-F a reconciliation between the adjusted operating profit and the operating profit of each operating segment, together with a discussion of the items shown in the reconciliations.

Should you wish to discuss the Company’s response, please feel free to call either me on
+44 20 8877 5155, or Elizabeth Lewzey, Vice-President, Planning & Reporting, on +44 20 8877 5119.

Yours sincerely

/s/ John W. Zimmerman

John Zimmerman

Chief Financial Officer

cc:     James Nicol

Chief Executive Officer